VOTE ON INTERNET
Go to www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. The polls will be open until 11:59 p.m. ET on December 13, 2022.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.

VOTE BY FAX
Mark, sign and date your proxy card and fax it to 1-646-536-3179.

VOTE IN PERSON
If you would like to attend the Extraordinary General Meeting to be held on December 15, 2022 at 10:00 a.m. local time (9:00 p.m., December 14, 2022, Eastern Time) at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Infobird Co., Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

(1) To consider and approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each (the "Ordinary Shares") to US$25,000,000 divided into 5,000,000,000 Ordinary Shares of US$0.005 par value each, by the creation of an additional 4,990,000,000 unissued Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Ordinary Shares (the "Authorised Share Capital Increase").

☐ FOR ☐ AGAINST ☐ ABSTAIN

(2) To consider and approve by a special resolution that the Second Amendment and Restatement of the Company's Memorandum and Articles of Association in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to the Proxy Statement to reflect the Authorised Share Capital Increase be approved; and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and the registered office provider of the Company be instructed to file the Third Amended and Restated Memorandum and Articles of Association and these resolutions with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the memorandum and articles of association in the Cayman Islands.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ______________ **Signature** ______________ **Signature, if held jointly** ______________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

INFOBIRD CO., LTD

Extraordinary General Meeting of Shareholders
December 15, 2022

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

INFOBIRD CO., LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints the Chairman of the Board of Directors with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary Meeting of Shareholders of Infobird Co., Ltd to be held on December 15, 2022 at 10:00 a.m. local time, at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)